Form N-SAR,
Sub-Item 77I
Terms of new or amended securities

Nuveen Dividend Advantage Municipal Fund
811-09297

The preferred class of the registrants securities has been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Municipal Term Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).